 EXHIBIT 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of November 11, 2026, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2026 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2025, and related notes thereto, and the 2025 annual MD&A, which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Readers are cautioned that the MD&A contains forward-looking information and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, is included in the Company’s Annual Information Form (“AIF”) dated March 30, 2026 and Annual Report on Form 40-F dated March 30, 2026, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, streams and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date.	2
Table of Contents.	2
Overview.	3
Highlights and Key Accomplishments.	3
Portfolio Updates.	6
Outlook.	12
Asset Portfolio.	13
Summary of Quarterly Results.	17
Liquidity and Capital Resources.	22
Off-Balance Sheet Arrangements.	23
Commitments and Contingencies.	23
Related Party Transactions.	25
New Accounting Standards and Interpretations.	25
Outstanding Share Data.	26
Critical Accounting Judgements and Estimates.	26
Financial Instruments.	26
Disclosure Controls and Procedures and Internal Control Over Financial Reporting.	27
Non-GAAP Financial Measures.	28
Forward-Looking Information.	29
Third-Party Market and Technical Information.	30

Abbreviations Used in This Report

Abbreviated Definitions
Periods	Interest Types		Currencies
Q3 2026 The three-month period ended September 30, 2026	“NSR”	Net smelter return royalty	“$” United States dollars
Q2 2026 The three-month period ended June 30, 2026	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q1 2026 The three-month period ended March 31, 2026	“FC”	Free carry	“C$” Canadian dollars
Q4 2025 The three-month period ended December 31, 2025	“PR”	Production royalty
Q3 2025 The three-month period ended September 30, 2025	“GPR”	Gross proceeds royalty
Q2 2025 The three-month period ended June 30, 2025	“GSR”	Gross sales royalty
Q1 2025 The three-month period ended March 31, 2025	“FOB”	Free on board
Q4 2024 The three-month period ended December 31, 2024	“RR” “PEA” “PFS” “DFS” “oz”	Revenue royalty Preliminary Economic Assessment Pre-Feasibility Study Definitive Feasibility Study Ounce or ounces

2

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Overview

Vox is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 11 producing and 29 development stage assets, with primary exposure to gold and select industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to target convex, long-term returns for shareholders. Vox is a constituent of the Russell 2000® and Russell 3000® Indexes and is included in the MVIS® Global Junior Gold Miners Index and VanEck Junior Gold Miners ETF (GDXJ).

Vox’s business model is focused on managing and growing its portfolio of royalties, streams and other interests. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) reduced exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s portfolio of assets by asset count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes 11 producing assets and 29 development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties and streams. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), individual producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans and reduced cost of capital since securing the credit facility.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

Three and nine months ended September 30, 2026, compared to three and nine months ended September 30, 2025:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Financial measures:
Royalty revenue	1,771,762	3,672,250	5,515,640	9,117,589
Net precious metal income	4,110,034	143,390	22,556,724	143,390
Depletion and depreciation-like charges	(2,171,888)	(1,446,751)	(8,701,191)	(3,250,105)
Gross profit	3,709,908	2,368,889	19,371,173	6,010,874
General and administration costs	(1,389,422)	(1,052,784)	(4,350,052)	(3,298,447)
Revaluation of streams and other interests	1,182,870	-	28,706,810	-
Gain on disposition of royalty interests	-	-	5,189,144	-
Gain on disposition of streams and other interests	-	-	2,190,437	-
Net income (loss)	2,151,978	161,673	43,675,822	(585,424)
Net income (loss) per share – basic	0.03	0.00	0.63	(0.01)
Net income (loss) per share – diluted	0.03	0.00	0.61	(0.01)
Operating cash flow	3,184,590	1,758,787	23,095,901	4,554,330
Dividends declared per share	0.015	0.0125	0.045	0.0375

Non-GAAP financial measures[1]:
Average net precious metal income per ounce	95.71/oz	48.52/oz	128.72/oz	48.52/oz
Gold ounces delivered	42,941oz	2,955oz	175,233oz	2,955oz
Royalty and net precious metal receipts	5,881,796	3,815,640	28,072,364	9,260,979
Adjusted EBITDA	3,449,832	2,339,715	25,815,655	4,434,538
Adjusted EBITDA per share	0.04	0.04	0.37	0.08

1.	Royalty and net precious metal receipts, average net precious metal income per ounce, adjusted EBITDA, and Adjusted EBITDA per share, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP financial measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

3

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Commodity Mix

The commodity mix breakdown for the three and nine months ended September 30, 2026 for royalty revenue and net precious metal income is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gold	80%	43%	87%	40%
Other (predominantly copper)	20%	57%	13%	60%

Credit Facility

As at September 30, 2026, the Company had a bank credit facility agreement that provided for a $40 million secured revolving credit facility (the “Facility”). The Facility included an accordion feature which provided for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity under the Facility of $75 million.

The Facility, secured against certain royalty assets and Precious Metals Purchase Agreements (“PMPAs”) of the Company, as defined in the credit agreement, was available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bore interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.50% to 2.50% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Facility was subject to a standby fee of 0.5625% to 0.7875% per annum, all of which was dependent upon the Company’s leverage ratio (as defined in the amended credit agreement). The Facility was to mature on September 23, 2028, and was extendable one-year at a time through mutual agreement between Vox and the lender.

In January 2026, the Company repaid the remaining outstanding balance of $6.7 million, leaving a fully undrawn Facility at the end of the period.

On October 1, 2026, the Company entered into an amended and restated facility agreement as part of the Company’s existing Facility, which has been upsized to $100 million with an additional $50 million of availability subject to certain conditions, resulting in total potential funding capacity under the amended facility of $150 million (“Amended Facility”). Amounts drawn on the Amended Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.25% to 2.25% per annum, or (ii) the secured overnight financing rate plus a margin of 2.25% to 3.25% per annum. The undrawn portion is subject to a standby fee of 0.506% to 0.731% per annum, all of which is dependent upon the Company’s leverage ratio (as defined in the amended and restated credit agreement). The Amended Facility matures on October 1, 2029, with annual one-year extension options, subject to the consent of the lenders, and is available to the Company for general corporate purposes, acquisitions and investments.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2026, all such ratios and requirements were met and the Company expects to remain in compliance over the next year.

Asset Acquisitions and Amendments

Greenstone PMPA – Second Agreement

On January 23, 2026, Vox entered into a definitive agreement with Equinox Gold Corp. (“Equinox”) to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, with another gold purchase contract over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000,000 as an amendment fee.

 Key amendment terms include:

•

The remaining approximately 226,000oz deliverable under the gold purchase contract arrangement over the Brazilian Assets will now be satisfied through a production-linked stream of 29% of refined gold produced from Greenstone (the “New Greenstone Agreement”), with minimum deliveries of 63,600oz for 2026.

•

Vox’s existing Greenstone PMPA (acquired in September 2025 from a third party) which provides that Equinox delivers up to 58,500 oz per annum until March 1, 2027 (the “Existing Greenstone Agreement”) remains unchanged and will be satisfied in priority to the New Greenstone Agreement.

•

For 2026 and 2027, deliveries under the New Greenstone Agreement apply after receipt of the annual allotment of Existing Greenstone Agreement ounces. After March 1, 2027, the New Greenstone Agreement will apply to the entirety of the refined gold produced from Greenstone until the cap is reached.

•	Other gold delivery commercial terms remain unchanged.

Gold and Copper Royalty Portfolio Acquisition

On February 26, 2026, the Company completed the acquisition of a portfolio of two Australian gold and copper royalties from a third party in Australia (the “Australian Portfolio”) for total cash consideration of up to $458,048 (A$650,000). The Company paid $318,697 (A$450,000) at closing, a further $69,351 (A$100,000) in June 2026, and a further $70,000 (A$100,000) is payable on the satisfaction of post-closing conditions.

4

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

The Australian Portfolio included: (i) a capped 4.5% gold royalty payable on production of the first 250,000oz of gravity gold (the “Federation Royalty”), of which 46,372oz remained payable, from the Hera Tenement EL6162 in New South Wales, Australia (the “Tenement”); and (ii) the rights to an uncapped feasibility-stage copper tonnage royalty in Western Australia.

White Dam Royalty Acquisition

On September 14, 2026, the Company, through its wholly owned subsidiary, Vox Royalty Australia Pty Ltd (“Vox Australia”), completed the acquisition of a 2.0% NSR royalty over the producing White Dam gold-copper project in South Australia (the “White Dam Royalty”) from a third party in Australia, for total cash consideration of $3,590,400 (A$5,000,000), funded with existing cash resources. The royalty is uncapped and is not subject to any buy-back or step-down terms. The White Dam project is operated by Broken Hill Gold Limited (formerly Pacgold Limited) (“Broken Hill Gold”), which announced first gold production at White Dam in April 2026.

Kalman and Sylvania Royalties Acquisition

On September 14, 2026, Vox Australia completed the acquisition of two Australian royalties from a third party in Australia, for total cash consideration of $2,441,302 (A$3,400,000), funded with existing cash resources. The royalties acquired comprise:

(i)

a 2.0% royalty on production from the Kalman Royalty Tenement over the development-stage Kalman copper-gold-molybdenum-rhenium project in Queensland (the “Kalman Royalty”). The project is operated by Hammer Metals Limited, which is subject to a scheme of arrangement with Austral Resources; and

(ii)

a 1.0% NSR royalty on precious minerals and a 1.5% NSR royalty on all other minerals over approximately 1,700km² of exploration tenure in the Pilbara region of Western Australia (the “Sylvania Royalty”). The tenure is held by Greenmount Resources Pty Ltd, a wholly owned subsidiary of Capricorn Metals Ltd, and is adjacent to Capricorn’s Karlawinda Gold Mine. It includes the historical Prairie Downs zinc-lead-silver and Spearhole iron resource estimates.

Sorby Hills Royalty Acquisition

On September 28, 2026, Vox announced that it had entered into an agreement to acquire an effective 0.75% NSR royalty over the construction-stage Sorby Hills silver-lead project in Western Australia, for total cash consideration of $13,000,000 from a private seller. The transaction remains subject to the completion of conditions precedent customary for a royalty transaction of this nature and Foreign Investment Review Board approval in Australia and is expected to complete in the fourth quarter of 2026. Sorby Hills is 100% owned and operated by Boab Metals Limited, an Australian ASX-listed company. As of the date of this MD&A, the acquisition has not been completed.

Asset Sales

Federation Royalty sale

On June 22, 2026, Vox completed the disposition of the Federation Royalty, acquired on February 26, 2026, to the owner of the Hera project for $5,620,317 (A$8,030,000) in cash, which resulted in a realized gain of $5,189,144.

i-80 Gold PMPA sale

On June 26, 2026, Vox completed the disposition of its capped PMPA over the Ruby Hill, Cove and Granite Creek projects in Nevada (“i-80 Stream”) to i-80 Gold Corp. (“i-80 Gold”) for $4,800,000, satisfied through the issuance of 3,453,237 i-80 Gold common shares. Prior to June 30, 2026, Vox sold all the common shares it held in i-80 Gold, for gross proceeds of $4,941,269. The disposition of the i-80 Stream and subsequent sale of the i-80 Gold common shares resulted in a cumulative realized gain of $2,331,706.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 5, 2026, the Company increased the quarterly cash dividend to $0.015 per common share, a 20% increase over the previous quarter. This increase marks the fourth consecutive annual increase for Vox shareholders.

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders, being non-US shareholders, of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the nine months ended September 30, 2026.

Declaration date	Dividend per common share	Record date	Payment Date
	$
March 5, 2026	0.015	March 31, 2026	April 14, 2026
May 13, 2026	0.015	June 30, 2026	July 14, 2026
August 12, 2026	0.015	September 30, 2026	October 14, 2026

	0.045

5

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

On November 11, 2026, the Board of Directors of the Company declared a quarterly dividend of $0.015 per common share payable on January 14, 2027, to shareholders of record as of the close of business on December 31, 2026.

Share Repurchase Program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP was administered through an independent broker.

Repurchases under the SRP may have been made at times and in amounts as the Company deemed appropriate and may have been made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP would have been determined by management in its discretion and would have depended on a number of factors, including market conditions, stock price and other factors. The SRP may have been suspended or discontinued at any time. Open market repurchases could have only been made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The SRP expired on March 12, 2026. The Company did not repurchase any shares under the SRP during the nine months ended September 30, 2026.

Portfolio Updates1

During the nine months ended September 30, 2026, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s assets.

Key developments for the nine months ended September 30, 2026 are summarized as follows by project:

Bonikro (Producing – Côte d’Ivoire) – 50% of gold production, uncapped (excluding third party stream ounces)

In February 2026, Allied Gold Corporation (“Allied Gold”) announced 2026 production guidance at Bonikro of 105,000 to 110,000 ounces of gold. Allied Gold also released an updated Mineral Resource and Mineral Reserve estimate for Bonikro (inclusive of Oumé) of 1.7Moz @ 1.33g/t Au (Measured and Indicated) and 1.3Moz @ 1.23g/t Au (Proven and Probable, on a 100% basis), reflecting the addition of Phase 6 at Bonikro and a maiden declaration of Mineral Reserves at Oumé.

On March 31, 2026, Allied Gold shareholders approved the previously announced acquisition of Allied Gold by Zijin Gold International Company Limited (“Zijin”). In May 2026, Allied Gold announced that it had advanced receipt of the required regulatory approvals and clearances for the arrangement and extended the outside date for completion to July 29, 2026.

In June 2026, Allied Gold announced a material mine life extension at Bonikro, with an updated integrated production plan extending mine life to 2036 (previously 2029) and supporting average annual production in excess of 120,000 ounces, an approximately 400% increase in life-of-mine production relative to the 2023 technical report. Allied Gold is also advancing studies to expand plant capacity to 3.0 to 3.2Mtpa, with processing of stockpiles expected to add 15,000 to 20,000 ounces per annum from late 2026.

On July 29, 2026, Allied Gold announced that the acquisition by Zijin had been terminated and a strategic investment of $295 million was intended to be made by Zijin into Allied Gold. In August 2026, Allied Gold completed the strategic investment, issuing 12,800,000 common shares to Zijin at C$32.55 per share for gross proceeds of C$416,640,000, following which Zijin holds approximately 9.2% of Allied Gold’s issued and outstanding common shares.

Greenstone (Producing – Canada) – 100% of gold delivered, up to a cap of 58.5koz per annum until March 2027, stepping down to 29% of deliveries up to a cap of approximately 226koz

On January 23, 2026, Vox entered into a definitive agreement with Equinox to restructure Vox’s 35% gold purchase contract over the Santa Luz, Fazenda and RDM mines in Brazil, by transitioning the remaining gold delivery obligations to the New Greenstone Agreement over the Greenstone gold mine in Ontario, Canada. As part of the agreement, Equinox paid Vox $1,000,000 as an amendment fee. See Asset Acquisitions and Amendments section for further details.

Kanmantoo (Producing – Australia) – 2.5% NSR, stepping down to 0.5% NSR after >85Kt copper produced

In April 2026, Hillgrove Resources Limited (“Hillgrove”) reported record quarterly copper production at Kanmantoo of 3,120t for the March 2026 quarter, a fourth consecutive quarterly increase, with 2026 guidance maintained at 12,750t to 14,000t of copper. In June 2026, Hillgrove reported high-grade intersections from underground drilling at Emily Star, including 19m @ 1.49% Cu + 0.13 g/t Au and 15.87m @ 1.53% Cu + 0.21 g/t Au, and confirmed depth extensions of the Kavanagh zone from surface directional drilling, including 24m @ 1.69% Cu + 0.47 g/t Au, the deepest significant mineralised intersection at Kanmantoo to date. These results are expected to contribute to a Mineral Resource Estimate update scheduled for release in the December 2026 quarter.

In July 2026, Hillgrove advised that Kanmantoo achieved its targeted 1.8Mtpa processing run rate in June 2026 and subsequently announced that its Board had approved the development of Emily Star as the third underground mining front at Kanmantoo. Emily Star requires capital of A$20 million to A$22 million to completion, with stoping scheduled to commence in the second half of 2027, and is expected to support a 2.0Mtpa run rate at Kanmantoo. Hillgrove also reported copper production of 3,170t for the June 2026 quarter, a fifth quarter-on-quarter increase, and confirmed it is on track to meet 2026 guidance of 12,750t to 14,000t of copper.

__________________________________________

1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

6

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

In August 2026, Hillgrove changed its name to Kantra Copper Limited (“Kantra”), with its shares trading on the ASX under the code KAN from September 1, 2026.

In September 2026, Kantra reported high-grade intersections from underground drilling at the Spitfire lode, including 30m @ 1.32% Cu + 0.17 g/t Au and 6.71m @ 1.96% Cu + 0.25 g/t Au, with the 2025 Mineral Resource Estimate capturing only the upper portion of the lode.

Subsequent to period end, in October 2026, Kantra reported further high-grade intersections at Nugent, including 70m @ 1.18% Cu + 0.24 g/t Au (incl. 38m @ 1.46% Cu + 0.18 g/t Au), and advised that deep drilling had confirmed the continuity of the Nugent system 70m below the 2025 Mineral Resource Estimate. Kantra’s 2026 Mineral Resource Estimate, incorporating approximately 80,000m of drilling, was released in October 2026, as described below.

Subsequent to period end, in October 2026, Kantra released an expanded 2026 Ore Reserve Estimate and 2026 Mineral Resource Estimate which included a 31% increase in reserve tonnes and a 22% increase in resource tonnes.

Plutonic East (Producing – Australia) – Sliding scale tonnage royalty with grade escalator

In September 2026, Catalyst Metals Ltd. (“Catalyst”) released updated Ore Reserve and Mineral Resource estimates for the Plutonic Gold Belt as at July 1, 2026, including a Plutonic East underground Ore Reserve of 0.5Mt @ 2.1 g/t Au for 34koz (Probable), net of mining depletion, and a Plutonic East underground Mineral Resource of 0.9Mt @ 3.3 g/t Au for 91koz (Indicated) and 0.7Mt @ 2.4 g/t Au for 52koz (Inferred). Catalyst reported total Plutonic Gold Belt Ore Reserves of approximately 2.0Moz. The Plutonic Gold Belt currently produces from three mines, including Plutonic East.

White Dam (Producing – Australia) – 2.0% NSR

The Company acquired the White Dam Royalty in September 2026. See Asset Acquisitions and Amendments section for further details.

Broken Hill Gold poured first gold at the White Dam gold mine in April 2026 from re-treatment of material on the historic heap leach pad. Broken Hill Gold is targeting 15koz to 20koz of annual production and is advancing a broader mine restart with fresh oxide ore in 2027.

In September 2026, Broken Hill Gold released an updated Mineral Resource Estimate for the Vertigo deposit, increasing the Indicated oxide heap leach gold resource by 160% to 24,300oz. The updated global White Dam Mineral Resource is 2.33Mt @ 0.6 g/t Au for 43,500oz (Indicated) and 2.87Mt @ 0.8 g/t Au for 74,996oz (Inferred).

Subsequent to period end, in October 2026, Broken Hill Gold announced the completion of a third gold pour of 5.43kg (174oz) of doré from existing heap leach ore. It also advised that irrigation will be temporarily paused in late October 2026 to reline the existing heap leach pad and ponds, and that a PFS for the Vertigo oxide mining restart is expected to be completed by Q1 2027, followed by a Final Investment Decision (“FID”) in the same quarter.

Wonmunna (Producing – Australia) – 1.25% - 1.50% sliding scale GRR

In March 2026, Mineral Resources Limited (“Mineral Resources”) announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek. Mineral Resources conducted exploration drilling at Wonmunna during 2025 and retains the tenements as part of its Pilbara Hub. Vox management expects that Mineral Resources will continue to blend and sell low volumes of stockpiled Wonmunna ore over the course of 2026.

On July 29, 2026, Mineral Resources reported that during the June quarter at the Pilbara Hub, 42 RC drill holes were completed for a total of 1,838m targeting resource extensions across Lamb Creek and Wonmunna projects.

Bulong/Myhree (Producing – Australia) – 1.0% NSR

In January 2026, Black Cat Syndicate Limited (“Black Cat”) advised that mining at Myhree/Boundary open pits was completed. Processing of mined Myhree/Boundary ore has continued thereafter. Vox management expects that the Myhree underground resource will be developed by Black Cat in the coming years.

In September 2026, Black Cat released its annual Mineral Resource and Ore Reserve statement, reporting a Myhree Centre Mineral Resource of 1.16Mt @ 1.6 g/t Au for 62koz (Indicated) and 2.01Mt @ 2.6 g/t Au for 166koz (Inferred), net of open pit mining depletion. This includes an underground Mineral Resource of 0.23Mt @ 4.6 g/t Au for 34koz (Indicated) and 0.92Mt @ 3.4 g/t Au for 102koz (Inferred), with mineralisation remaining open at depth.

South Railroad (Development – United States of America) – 0.633% NSR plus advance minimum royalty payments

In January 2026, Orla Mining Ltd. (“Orla”) announced the results of its updated Feasibility Study for the South Railroad Project, which included total Proven and Probable Mineral Reserves of 1.52Moz gold (354koz Proven at 1.04 g/t Au and 1.16Moz (Probable) at 0.65 g/t Au) and 6.2Moz silver attributable to the Pinion deposit (445koz Proven and 5.75Moz Probable), effective September 30, 2025. Concurrent with the Feasibility Study, Orla's Board approved the start of pre-construction spending and, subject to receipt of all required permits, the start of project construction. Full construction is expected to commence in mid-2026. Initial capital is estimated at $395 million, with average annual gold production of 130koz over the first five years.

7

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

In May 2026, Orla and Equinox announced an agreement to combine in an all-share merger, under which Orla shareholders will receive 1.00 Equinox common share for each Orla share, with completion expected in Q3 2026. In July 2026, Orla identified receipt of the final federal permits for South Railroad as a key catalyst for project development for the second half of 2026.

On July 31, 2026, Equinox completed its business combination with Orla. In August 2026, Equinox received a positive Record of Decision from the U.S. Bureau of Land Management for South Railroad, completing federal permitting under the National Environmental Policy Act, and commenced early works construction. Mining equipment is expected to begin arriving on site at year-end, with initial mining activities scheduled to start in spring 2027 and first gold production expected in 2028.

Bullabulling (Development – Australia) – A$10/oz gold royalty (>100Koz production)

In March 2026, Minerals 260 Limited ("Minerals 260") reported further strong drilling results from its Bullabulling Gold Project, including 7m @ 7.2 g/t Au at the Bacchus deposit. Minerals 260 confirmed that a PFS, including declaration of a maiden Ore Reserve based on the December 2025 Mineral Resource Estimate, remains on track for release in mid-2026, with an updated Mineral Resource Estimate also planned for mid-2026 to feed into a DFS scheduled for release in early 2027.

Separately, in February 2026, Minerals 260 announced a strategic financing package with Franco-Nevada Corporation (“Franco-Nevada”) comprising a A$170 million royalty acquisition and A$50 million equity subscription.

In June 2026, Minerals 260 announced the commencement of early construction and development activities at the Bullabulling Gold Project, including village construction, water infrastructure and grade control drilling, following receipt of the Mining Development and Closure Proposal approval and Works Approval for a 400-person accommodation village. Plant construction commencement is targeted for H1 2027, with first gold production targeted for Q4 2028.

In July 2026, Minerals 260 released its PFS and maiden Ore Reserve of 2.5Moz (Probable) for Bullabulling. The PFS outlines a 5Mtpa operation producing approximately 150koz per annum over the first 10 years across a 19-year production life, with a post-tax NPV (5% discount rate) of A$2.3 billion, 43% IRR and AISC of A$2,520/oz, with post-FID plant and infrastructure capital of A$560 million, in addition to A$180 million of pre-FID capital for the DFS and early works and A$115 million for pre-production operations, and a FID targeted for April 2027. Minerals 260 concurrently announced an updated Mineral Resource Estimate, which will support an updated Ore Reserve in the DFS targeted for Q1 2027.

In September 2026, Minerals 260 announced a A$200 million follow-on financing package with Franco-Nevada, comprising a A$170 million royalty acquisition and a A$30 million cornerstone equity investment, bringing Franco-Nevada’s total support to A$420 million. Minerals 260 also received firm commitments for a A$250 million two-tranche placement, which includes that cornerstone investment, together with a share purchase plan of up to A$30 million. Minerals 260 expects the remaining funding required to bring Bullabulling into production to be secured through project finance debt, and is targeting to be fully funded ahead of a planned FID in early 2027.

Sugar Zone (Development – Canada) – 80% of doré up to a cap of 961koz

In June 2026, Vault Minerals Limited (“Vault Minerals”) submitted its fully certified Closure Plan Amendment for the new Southern Tailings Management Facility (“STMF”) at the Sugar Zone Gold Mine in Ontario, following completion of the Ontario Ministry of Energy and Mines’ technical review and consultation with First Nations communities. STMF construction preparation commenced in June 2026, with STMF commissioning scheduled for October 2027 and processing scheduled to recommence in November 2027. Mine development, including the production of development ore, will continue throughout the STMF construction preparation and construction period, providing approximately 13,000oz for immediate processing from November 2027.

Underground development at Sugar Zone recommenced on July 1, 2026, with development activities expected to progressively ramp up throughout Vault Minerals’ 2027 financial year. Additionally, on July 14, 2026, Genesis Minerals Limited (“Genesis Minerals”) and Vault Minerals announced a proposed merger, pursuant to which Genesis Minerals would acquire 100% of Vault Minerals’ shares by way of a scheme of arrangement, targeted for implementation in November 2026.

In July 2026, Vault Minerals received key regulatory approvals for construction of the STMF, with the Closure Plan Amendment formally filed by the Ontario Ministry of Energy and Mines on July 16, 2026, and the final Amended Sewage Environmental Compliance Approval received on July 22, 2026. Primary dam construction and pipeline installation are scheduled for completion during the 2027 Canadian summer construction season.

In September 2026, Vault Minerals reported that the Sugar Zone Ore Reserve (2.4Mt @ 5.1 g/t Au for 398koz) and Mineral Resource (2.9Mt @ 8.6 g/t Au for 801koz (Measured and Indicated) and 1.9Mt @ 7.3 g/t Au for 450koz (Inferred)) were materially unchanged year-on-year.

Subsequent to period end, in October 2026, Vault Minerals’ Scheme Booklet for the proposed merger with Genesis Minerals was registered with the Australian Securities and Investments Commission. The Scheme Booklet sets out Vault Minerals’ current target for a restart of processing at Sugar Zone in the first quarter of its 2028 financial year (the September 2027 calendar quarter), earlier than the November 2027 timing previously reported, with FY28 gold production guidance of 40 to 44koz from Sugar Zone. At the scheme meeting held on November 11, 2026, Vault Minerals shareholders approved the proposed acquisition of Vault Minerals by Genesis Minerals. The scheme implementation date is expected to occur on November 26, 2026.

8

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Los Filos (Development – Mexico) – 50% up to a cap of 1.1Moz

In June 2026, Equinox announced it had secured 20-year land access agreements with all three communities at the Los Filos Gold Mine (Carrizalillo, Mezcala and Xochipala), as well as an overall policy on labour and supply services. Equinox has initiated activities to support a gradual restart of heap leach operations through a phased de-risking approach, including environmental remediation, permitting and workforce rehiring, while technical studies advance on a potential carbon-in-leach processing facility, including evaluation of increased mill throughput.

In August 2026, Equinox’s board approved resuming operations through heap leaching, including $35 million to $40 million committed to restart activities, including environmental remediation, permitting and rehiring of the workforce.

Bowdens (Development – Australia) – 0.85% GRR

In April 2026, Silver Mines Limited (“Silver Mines”) reported continued progress on the redetermination of the Bowdens Silver Project’s Development Consent through the NSW planning system, supported by refreshed ecological surveys and an updated biodiversity assessment. Silver Mines also secured land access for reconnaissance exploration at the new Rockwell silver-antimony prospect, located on royalty-linked tenure approximately 23km south of Bowdens, where historic drilling included 36m @ 105 g/t Ag and assays from the historic Rockwell Antimony Mine of up to 1.7 g/t Au and 0.55% Sb.

In May 2026, Silver Mines acquired a strategic land parcel and associated water entitlements adjacent to the project, bringing its freehold landholding to approximately 3,345 hectares which, together with existing leases and land access agreements, covers the entire Bowdens Silver Project area.

On July 21, 2026, Silver Mines reported the results of the Bowdens DFS. The DFS outlined a staged development of Ore Reserves of 47.9Mt at 60.8 g/t silver (93.5Moz contained silver), comprising an initial 16-year Stage 1 and a Stage 2 extension to a total 26-year mine life. Reported life of mine economics included initial capital of A$455 million and a pre-tax NPV5% of A$1.04 billion with an IRR of 31.5%, based on a silver price of $45/oz and an A$:US$ exchange rate of 0.70.

In September 2026, Silver Mines announced that the NSW Department of Planning, Housing and Infrastructure had provided supplementary advice to the Independent Planning Commission (“IPC”) in respect of the redetermination of the Bowdens Development Consent, stating that the additional information does not fundamentally change its previous assessment and conclusions, which found the project to be in the public interest and approvable, subject to strict conditions of consent. Silver Mines advised that a determination is expected by December 9, 2026. Also, in September 2026, Silver Mines received firm commitments for an A$70 million two-tranche placement to fund, among other things, the progression of the Bowdens development consent approvals and engineering studies.

Subsequent to period end, the IPC held its public hearing from October 14th to 16th, 2026.

Wyloo North (Development – Australia) – 1.5% GRR (on the first 15Mt production)

In March 2026, the Environmental Protection Authority of Western Australia advanced Fortescue Ltd.’s (“Fortescue”) Wyloo North Iron Ore Mine proposal to Stage 2 of the assessment process, now subject to Public Environmental Review. Fortescue has outlined a 12Mtpa conventional open-pit satellite operation with an approximately 13-year mine life in the Pilbara, with ore trucked approximately 3 kilometres to Fortescue's existing Eliwana Iron Ore Mine for processing.

In June 2026, the Environmental Protection Authority of Western Australia approved the Environmental Scoping Document for Fortescue’s Wyloo North Iron Ore Mine, progressing the proposal through the formal assessment stage.

Kalman (Development – Australia) – 2.0% on production from EPM13870

The Company acquired the Kalman Royalty in September 2026. See Asset Acquisitions and Amendments section for further details.

In August 2026, Hammer Metals entered into a Scheme Implementation Deed with Austral Resources Australia Ltd (“Austral”), under which Austral would acquire 100% of Hammer Metals by way of a scheme of arrangement. Hammer Metals noted that Kalman, located approximately 60km from Austral’s Rocklands processing hub, is well positioned to become a long-term source of sulphide ore feed for Austral’s planned restart of the 3.0Mtpa Rocklands processing facility in mid-2027.

Subsequent to period end, in October 2026, Hammer Metals' Scheme Booklet was registered with the Australian Securities and Investments Commission. At the scheme meeting held on November 9, 2026, Hammer Metals shareholders approved the proposed acquisition of Hammer Metals by Austral. The scheme implementation date is expected to occur on November 25, 2026.

Cardinia (Lewis) (Development – Australia) – 1% GRR (>10koz)

In May 2026, Genesis Minerals released its annual Resource and Reserve update, with the Bruno-Lewis (Cardinia West) Mineral Resource increasing 22% to 440koz (13Mt @ 1.0 g/t Au) and the Bruno-Lewis open pit Ore Reserve increasing 65% to 9.2Mt @ 1.0g/t for 280koz, driven by extensive grade control and near-mine drilling.

On July 28, 2026, Genesis Minerals reported that the Bruno Lewis open pit project is being fast-tracked with open pit work to commence in the September 2026 quarter. Site activities have commenced (brought forward from the December quarter 2026), with key management and supervision onsite at Bruno Lewis. In preparation for mining, drilling during the June quarter initially focused on the conversion of Bruno Lewis resources in the central ~500m by 1km of the deposit down to a maximum 150m depth (average ~50m depth).

Subsequent to period end, in October 2026, Genesis Minerals reported that construction of access roads, office facilities, workshop and fuel depots are underway and/or complete at Bruno Lewis, with first ore on track to be produced during Q4 2026.

9

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Kookynie (Melita & Wolski) (Development – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In April 2026, GoldArc Resources Ltd. (“GoldArc”) executed a binding Term Sheet with Mineral Mining Services Pty Ltd (“MMS”) for the development of the royalty-linked Orion and Sapphire deposits (combined Inferred Resource of 48,014oz @ 2.15 g/t Au) at the Leonora South Gold Project. MMS will fund up to A$20 million of initial development expenditure, recoverable from project proceeds via an agreed priority waterfall, with residual proceeds distributed 50:50. GoldArc subsequently completed a 269-hole, 15,260m drilling campaign, including an MMS-funded 85-hole RC program that confirmed bonanza grades across the 5km Niagara trend, including 8m @ 66.76 g/t Au at Sapphire and 3m @ 52.58 g/t Au at Orion. GoldArc is completing initial pit optimisations and a preliminary mine schedule at Niagara to assess mining scenarios at the current gold price, a direct precursor to a mining decision.

In May 2026, GoldArc reported high-grade drilling results at the historical Cosmopolitan mine on mining lease M40/002, within the Kookynie (Melita) royalty area, including 23m @ 11.31 g/t Au, with mineralisation open along strike and at depth.

In September 2026, GoldArc advised that production under its mining partnership with MMS, which is funding the development of the royalty-linked Orion and Sapphire deposits, is targeted for Q1 2027, subject to final approvals and agreements.

Estrades (Development – Canada) – 2.0% NSR on eastern portion of Estrades deposit

In January 2026, Galway Metals Inc. (“Galway Metals”) announced a binding Option and Joint Venture Term Sheet with DOWA Metals & Mining Co., Ltd. (“DOWA”) in respect of its Estrades Gold and Zinc Project in Québec, Canada. Under the agreement, DOWA can earn up to a 45% participating interest by funding up to $25 million across three phases, together with incremental zinc concentrate offtake rights of up to 100%. Phase I infill drilling commenced in July 2026, as described below. Separately, in January 2026, Galway Metals released an independent PEA for Estrades on a toll-milling base case. The PEA outlines an 8-year underground mine life producing 245Mlb payable zinc, 30Mlb payable copper and 171koz payable gold, with initial capital of C$117 million.

In July 2026, Galway Metals commenced the approximately 5,000m Phase I diamond drilling program at Estrades funded by DOWA, designed to provide representative material for metallurgical testwork and geological information across the Main, Central and East zones. In September 2026, Galway Metals announced completion of the 13-hole program at the end of August 2026, with assays pending and metallurgical testwork to be conducted by SGS Canada.

Brightstar Alpha (Development – Australia) – 2.0% GRR

In January 2026, Brightstar Resources Limited (“Brightstar Resources”) released an updated DFS (DFS2.0) for its 100%-owned Goldfields Hub (Menzies & Laverton), which includes the Alpha Underground deposit. The Study outlines mining of 9.4Mt @ 1.7g/t Au for 457koz over approximately six years through an upsized 1.5Mtpa Laverton processing plant. Laverton production is targeted to commence in the second half of 2026, with mining at the Alpha deposit expected from 2029.

In May 2026, Brightstar Resources declared a FID for its Goldfields Project, including construction of the 1.5Mtpa Laverton processing plant, and awarded an A$110 million EPC contract to GR Engineering Services. The development is fully funded following a A$193 million equity raising and A$120 million bond issue, with construction mobilisation commenced and first gold now targeted in the June 2027 quarter.

Horseshoe Lights (Development – Australia) – 3.0% NSR

In February 2026, Horseshoe Metals Ltd. (“Horseshoe Metals”) published an Exploration Target for the Motters Zone at the Horseshoe Lights Copper-Gold Project of 2.6 – 3.6Mt at 1.0 – 1.5% Cu, extending to approximately 600m below surface. Work has also commenced on an Exploration Target for the Main Zone. Discussions are progressing with multiple commodity traders regarding potential copper offtake and funding arrangements. The potential quantity and grade of the Exploration Target is conceptual in nature; there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

In April 2026, Horseshoe Metals reported that assaying of existing copper direct shipping ore (“DSO”) stockpiles at the Horseshoe Lights Copper-Gold Project confirmed significant precious metal content of up to 2.56 g/t Au and 107.3 g/t Ag, following advice from potential offtake parties that gold and silver credits would be paid in addition to copper content. Discussions are continuing with several international copper offtake parties, including three new parties engaged since January 2026. With DSO Mining Approval in place, Horseshoe Metals noted the potential for early cash flow from sales of existing high-grade copper stockpiles during 2026.

In August 2026, Horseshoe Metals announced the commencement of DSO operations at the Horseshoe Lights Copper-Gold Project, with high-grade copper DSO material from existing surface stockpiles to be consolidated and sold in 500 tonne batches, and revenue from DSO sales to fund a Scoping Study on potential heap or vat leach and cementation operations and further exploration drilling.

Subsequent to period end, in October 2026, Horseshoe Metals advised that grade control work was underway and that it would progressively prepare multiple 500 tonne DSO stockpiles for sale in Q4 2026 and into Q1 2027, with multiple non-binding indicative offers received from potential offtake partners.

Stockman (Development – Australia) – 1.5% NSR (reducing to 1.0% NSR after 9Mt production)

In July 2026, Aeris Resources Limited (“Aeris Resources”) released its Group Mineral Resource and Ore Reserve Statement as at June 30, 2026, including an updated Stockman Project Ore Reserve of 9.8Mt @ 1.8% Cu, 3.5% Zn, 0.8 g/t Au and 31 g/t Ag (Probable), derived from studies completed to Feasibility Study standard, and a Stockman Project Mineral Resource of 15Mt @ 2.0% Cu, 3.9% Zn, 0.9 g/t Au and 35 g/t Ag (Indicated) and 2.5Mt @ 1.1% Cu, 2.3% Zn, 1.1 g/t Au and 28 g/t Ag (Inferred) (inclusive of Ore Reserves). Aeris Resources plans to publicly release a detailed update to the Stockman Feasibility Study incorporating the revised Ore Reserve in the first half of its 2027 financial year.

10

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Sulphur Springs (Yitirrti) (Development – Australia) – A$2/t ore PR (A$3.7M royalty cap)

In January 2026, Develop Global Limited (“Develop Global”) released its December 2025 quarterly activities report, noting that a FID at Sulphur Springs is targeted for the June 2026 quarter. Underground decline development advanced 543m during the quarter, and GR Engineering Services has been contracted to deliver the final flowsheet and engineering drawings. Off-take negotiations and project financing are progressing.

In April 2026, Develop Global reported that underground development at Sulphur Springs was 15% ahead of schedule, with 887m completed during the March 2026 quarter, long-lead processing plant items ordered and detailed engineering progressing.

In June 2026, Develop Global’s Board made a FID on the Sulphur Springs Project, supported by a binding $400 million (approximately A$570 million) financing arrangement with Trafigura Pte Ltd (“Trafigura”) for the development of the Sulphur Springs and Pioneer Dome projects, comprising a $350 million loan facility and a $50 million warrant package, together with binding offtake agreements covering Sulphur Springs copper and zinc concentrates. Construction is underway, with first concentrate targeted for the June 2028 quarter. At the invitation of Develop Global, the project is to be renamed Yitirrti by the Traditional Owners, the Nyamal First Nations people.

In July 2026, Develop Global reported that underground development at Yitirrti (formerly Sulphur Springs) was approximately 24% ahead of schedule, with 2,323m of lateral development completed to date, and that construction was progressing across all workstreams, with total expected capital expenditure of A$450 million.

In August 2026, Develop Global awarded a A$275 million engineering, procurement and construction contract to GR Engineering Services for the design and construction of the 1.5Mtpa Yitirrti processing plant, with first concentrate on track for the June quarter of 2028.

Goldlund (Development – Canada) – 1.0% NSR (>50m depth from shaft collar)

In May 2026, NexGold Mining Corp. (“NexGold”) reported further results from its planned 25,000m drilling program at the Goliath Gold Complex, of which approximately 19,000m had been completed, focused on infilling and expanding Zone 4 of the Goldlund Deposit, including at the 100m to 300m levels of the open pit Mineral Resource. Highlight intercepts included 20.1m @ 15.21 g/t Au (incl. 0.5m @ 497.00 g/t Au), 6.0m @ 14.10 g/t Au (incl. 1.5m @ 51.70 g/t Au) and 21.8m @ 5.11 g/t Au, demonstrating continuity of mineralisation at depth.

In June 2026, NexGold entered into a Memorandum of Understanding with Eagle Lake First Nation and Lac Seul First Nation, establishing a framework for collaboration as the Goliath Gold Complex advances through environmental permitting, project planning and development, including a process for potential future negotiation of an Impact Benefit Agreement.

Ashburton (Advanced Exploration – Australia) – 1.75% GRR (>250Koz)

In April 2026, Kalamazoo Resources Limited (“Kalamazoo Resources”) confirmed that the PFS at the Ashburton Gold Project, which commenced in January 2026, is targeting completion in early 2027. The PFS is based on the 1.44Moz Mt Olympus open-pit resource and is focused on a 1.5Mtpa three-stage crush, grind and flotation processing facility to produce a high-grade gold concentrate. A 14,000m infill drilling program is underway at Mt Olympus to support resource conversion ahead of PFS delivery.

In April 2026, Kalamazoo Resources appointed BurnVoir Corporate Finance as financial adviser to support the advancement of the Ashburton Gold Project through the PFS and toward development. Kalamazoo Resources is targeting resource growth beyond the initial 524koz production target outlined in its November 2025 Scoping Study, through the delineation of more than 1Moz into the gold production profile as Kalamazoo Resources transitions from explorer to developer.

In June 2026, Kalamazoo Resources reported initial results from its Mt Olympus Resource Definition Drilling Program, with nine intersections within the first 16 drill holes exceeding 50 gram-metres, including 21m @ 6.5 g/t Au and 50m @ 2.6 g/t Au. In July 2026, Kalamazoo Resources confirmed completion of the program (72 holes for 13,726m), reporting further high-grade intersections including 31m @ 5.2 g/t Au (incl. 15m @ 7.5 g/t Au), with infill drilling supporting potential Inferred to Indicated conversion ahead of the updated Mineral Resource Estimate and PFS.

In July 2026, Kalamazoo Resources received firm commitments for an upsized A$8.0 million placement to fund resource growth and extension drilling at the Ashburton Gold Project, completion of the updated Mineral Resource Estimate and advancement of the PFS.

In August and September 2026, Kalamazoo Resources reported further results from the completed Mt Olympus Resource Definition Drilling Program, including 36m @ 16 g/t Au (incl. 10m @ 49 g/t Au), 50.0m @ 4.9 g/t Au and a near-surface 20m @ 19 g/t Au. The completed program returned 38 intercepts exceeding 50 gram-metres, including 16 exceeding 100 gram-metres, and identified new mineralisation approximately 80m below the Scoping Study pit shell. The updated Mt Olympus Mineral Resource Estimate is targeted for Q4 2026, with the PFS targeted for Q1 2027.

Hawkins (Advanced Exploration – Canada) – 0.5% NSR

Subsequent to period end, in October 2026, Epic Gold Corp. announced a Mineral Resource Estimate of 14.0Mt @ 0.98 g/t Au for 440.4koz (Inferred) for the royalty-linked McKinnon deposit at the Hawkins Gold Project in Ontario, superseding the historical estimate and comprising a pit-constrained resource of 12.6Mt @ 0.89 g/t Au for 360.0koz (Inferred) and an out-of-pit resource of 1.4Mt @ 1.82 g/t Au for 80.4koz (Inferred).

11

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Pedra Branca (Advanced Exploration – Brazil) – 1.0% NSR

In March 2026, ValOre Metals Corp. reported positive results from its ongoing Phase II metallurgical testwork program at the Pedra Branca PGM Project in Ceará State, Brazil. The testwork, conducted with the University of Cape Town, supports a planned PEA targeted for completion at the end of 2026.

Bulgera (Advanced Exploration – Australia) – 1.0% NSR

In March 2026, Norwest Minerals Limited (“Norwest Minerals”) announced a 74% upgrade to the Bulgera Gold Project Mineral Resource Estimate, now standing at 7.7Mt @ 0.64g/t gold for 158Koz (Indicated) and 16.1Mt @ 0.66g/t for 343Koz (Inferred). The uplift reflects Phase 1 and 2 RC drilling along the Price-Mercuri trend, which extended mineralisation up to 300m below previous model limits, together with a revised 0.24 g/t gold cut-off aligned with Australian heap leach benchmarks.

In May 2026, Norwest Minerals reported strong results from heap leach amenability testwork at the Bulgera Gold Project, with bottle roll testing of coarse-crushed oxide and transition composite samples achieving gold recoveries of 86% to 92%, rapid leach kinetics (75% to 80% recovery within 72 hours) and low reagent consumption. Orelogy has been appointed to lead the Bulgera Heap Leach Scoping Study.

In July 2026, Norwest Minerals released an increased Mineral Resource Estimate, constrained within an optimised Reasonable Prospects for Eventual Economic Extraction open-pit shell for the Bulgera Gold Project.

In August 2026, Norwest Minerals advised that release of the Bulgera Heap Leach Scoping Study would follow incorporation of complete results from ongoing column leach and fresh rock bottle roll testwork.

Holleton (Exploration – Australia) – 1.0% NSR

In September 2026, Forrestania Resources Limited completed its acquisition of Ramelius Resources Limited’s Edna May Gold Hub, which includes the Holleton tenure as part of the Symes satellite project.

Mount Monger (Exploration – Australia) – 1.0% NSR

In April 2026, Evergold Minerals Limited (“Evergold”) reported completion of its acquisition of 100% of the Mt Monger Gold Project, comprising the Duchess of York, Kiaki Soaks and Gladiator prospects. Evergold has received approval from the Western Australian mining regulator for a 1,200m RC drilling campaign at the royalty-linked Kiaki Soaks prospect.

Braúna (Suspended – Brazil) – 0.5% GRR

In February 2026, due to the weak global market for natural diamonds, and lower diamond recoveries, Lipari Mining Ltd. announced that operations at the Braúna mine have been suspended and the mine has been put on care and maintenance until such time as the global diamond market improves and a new mine plan is developed to effectively address the issue of dilution of the ore.

Outlook2

2026 Guidance

On March 5, 2026, Vox estimated 2026 royalty and net precious metal receipts3 to total between $28 million and $32 million.

Following a strong first quarter of the year, the Company increased its 2026 guidance outlook. It now estimates royalty and net precious metal receipts3 to total between $32 million and $37 million (excludes proceeds from the divestment of the Federation Royalty and i-80 Stream). The Company anticipates that a greater proportion of royalty and net precious metal receipts3 for 2026 will be received in the first half of 2026 as compared with the second half of 2026, due to more gold deliveries being received in the first and second quarters.

Management’s 2026 outlook on royalty and net precious metal receipts3 is based primarily on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2026 royalty and net precious metal receipts3 guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts3 for 2026 will be in the updated range set forth above. In addition, management may further revise its guidance during the year to reflect more current information if it becomes available. If Vox is unable to achieve anticipated guidance, or if management further revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

________________________________________

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

3 Royalty and net precious metal receipts, as presented above are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS Accounting Standards measure, see ‘‘Non-GAAP Financial Measures’’ section of this MD&A.

12

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Key growth assets for the Company for the remainder of 2026 include, based primarily on public disclosure of third-party operators:

•	The remaining PMPAs, with a full year of gold metal deliveries over the producing assets acquired on September 26, 2025.
•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for 2026 guidance of 12,750t – 14,000t copper production.
•

The Binduli North gold heap leach project in Western Australia, where, in July 2025, Norton secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over approximately 9 years.

•	Potential first revenue from the White Dam Royalty and Castle Hill milestone payment.

Over the coming two to three years, the Company expects growth to be fuelled by Sugar Zone in Canada, where recommencement of processing is expected in the September 2027 quarter following the restart of underground development by Vault Minerals in July 2026, potential brownfields production increases at the Blyvoor Gold Mine, first revenue from construction-stage royalty assets, and the potential restart of Los Filos by Equinox in Mexico.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, streams and other interests, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the conversion, sale, assignment or transfer of certain royalties, streams and other interests, or the right to acquire certain royalties, streams and other interests, to third parties, (ii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iii) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns over 70 assets, including 11 producing and 29 development stage assets, with primary exposure to gold and select industrial metals across top-tier mining jurisdictions. The following tables summarize each of Vox’s assets as of the date of this MD&A:

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Gold International (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42koz – 100koz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2 million payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.
Greenstone	100% up to a cap of 58.5koz per annum until March 2027; 29% of deliveries up to a cap of ~226koz	Gold	Canada	Producing	Equinox Gold Corp.
Bonikro	50% uncapped (excluding third party stream ounces)	Gold	Côte d’Ivoire	Producing	Allied Gold Corporation
Blyvoor	100% up to a cap of 2.7Moz	Gold	South Africa	Producing	Aurous Resources
White Dam	2.0% NSR	Gold, copper	Australia	Producing	Broken Hill Gold Limited
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper, gold, silver	Australia	Producing	Kantra Copper Limited
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$/gram gold ore milled (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Mining

13

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Equinox Gold Corp.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited
Lynn Lake (MacLellan)(1)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development (in construction)	Alamos Gold Inc.
Dandoko	1.0% NSR	Gold	Mali	Development	B2 Gold Corp.
Sugar Zone	80% of doré up to a cap of 961koz	Gold	Canada	Development (underground development underway)	Vault Minerals Limited (merging with Genesis Minerals)
Los Filos	50% up to a cap of 1.1Moz	Gold	Mexico	Development	Equinox Gold Corp.
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development (in construction)	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd (Puzzle) GoldArc Resources Ltd (Orion/Sapphire)
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold Mining Corp.
Brightstar Alpha	2.0% GRR	Gold	Australia	Development	Brightstar Resources Limited
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Stockman	1.5% NSR (reducing to 1.0% NSR after 9Mt production)	Copper, gold, silver and zinc	Australia	Development	Aeris Resources Limited
Estrades	2.0% NSR	Gold, zinc	Canada	Development	Galway Metals Inc.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Yilgarn Iron Investments Pty Ltd
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs (Yitirrti)	A$2/t ore PR (A$3.7 million royalty cap)	Copper, zinc, lead, silver	Australia	Development (in construction)	Develop Global Limited
Kangaroo Caves	A$2.00/t ore PR (uncapped)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5 million)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	IsoEnergy Ltd.

14

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Wyloo North	1.5% GRR (on the first 15Mt production)	Iron Ore	Australia	Development	Fortescue Ltd.
Kalman	2.0% on production from EPM13870	Copper, gold, molybdenum, rhenium	Australia	Development	Hammer Metals Limited (subject to scheme of arrangement with Austral Resources)
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	Epic Gold Corp.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited
Millrose (Manayaparn)	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(2))	Gold	Australia	Advanced Exploration	GoldArc Resources Ltd
Northern Anticline / Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(2))	Gold	Australia	Advanced Exploration	Genesis Minerals Ltd. (Puzzle North) Arika Resources Limited (McTavish, Cosmopolitan)
Sylvania	1.0% NSR (precious minerals), 1.5% NSR (all other minerals)	Gold, copper, zinc-lead-silver, iron ore	Australia	Advanced Exploration	Capricorn Metals Ltd
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Impact Minerals Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	Bulletin Resources Ltd
Holleton	1.0% NSR	Gold	Australia	Exploration	Forrestania Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Fields Limited
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Caprice Resources Ltd (75%) / Accelerate Resources Ltd (25%)

15

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Evergold Minerals Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Pan African Resources PLC
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Pan African Resources PLC
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Pan African Resources PLC
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Pan African Resources PLC
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Pan African Resources PLC
St. Ives	1.04% GRR(3)	Gold	Australia	Exploration	Gold Fields Limited
Braúna	0.5% GRR	Diamonds	Brazil	Suspended	Lipari Mining Ltd.
Conditional Assets
Eagle	25% of gold production, up to a cap of 1.1Moz	Gold	Canada	Suspended (Receivership)	Victoria Gold Corp(4)
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	BOA Resources Ltd(5)
Winston Lake(6)	2.0% NSR (1% buyback for C$3.0 million)	Copper, Zinc, Gold, Silver	Canada	Development	Panther Metals Plc
Norbec & Millenbach(6)	2.0% NSR	Gold	Canada	Exploration	Falco Resources Ltd.

Notes:

(1)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(2)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(3)	The St Ives royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.
(4)

On June 24, 2024, Victoria Gold Corp. (“Victoria Gold”) announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers Inc. LIT (“PwC”) has been appointed to manage the receivership process. On October 22, 2026, Boroo Pte Ltd announced that it had entered into an agreement with PwC in its capacity as receiver. Under that agreement, Gatsuurt Mining Inc., a wholly owned subsidiary of Boroo, would become the sole shareholder of Victoria Gold for total consideration of up to C$140 million. The transaction is proposed to be implemented by way of an approval and reverse vesting order. It remains subject to Court approval and other closing conditions, including regulatory clearance under the Competition Act (Canada) and the consent of the Yukon Government as receivership lender. PwC has indicated that it intends to seek Court approval in early December 2026, with closing targeted for on or about December 31, 2026. As of the date of this MD&A, the transaction has not been approved by the Court or completed, and there can be no assurance that it will be completed on the terms announced, or at all.

(5)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure. A number of the relevant tenements were granted by DMIRS during Q2 2026 and Q3 2026, and Vox expects a standard royalty agreement to be finalized with Stanifer during Q4 2026.

(6)	Vox holds the right to acquire the royalty issued to First Quantum Minerals Ltd. (“FQM”) upon the operator exercising its option to acquire the property from FQM.

16

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
	$	$	$	$	$	$	$	$
Statement of income (loss)
Royalty revenue	1,771,762	1,574,791	2,169,087	2,923,436	3,672,250	2,765,145	2,680,194	2,897,325
Net precious metal income	4,110,034	4,579,174	13,867,516	4,437,939	143,390	-	-	-
Gross profit	3,709,908	4,082,538	11,578,727	4,072,449	2,368,889	1,746,913	1,895,072	1,506,197
Operating expenses (income)	2,575,920	(3,524,642)	4,463,508	3,237,945	1,546,209	1,924,686	1,791,541	1,507,706
Revaluation of streams and other interests	1,182,870	10,990,966	16,532,974	6,127,247	-	-	-	-
Net income (loss)	2,151,978	17,040,858	24,482,986	6,472,464	161,673	(387,957)	(359,140)	(966,464)
Earnings (loss) per share – basic	0.03	0.25	0.36	0.09	0.00	(0.01)	(0.01)	(0.02)
Earnings (loss) per share – diluted	0.03	0.24	0.34	0.09	0.00	(0.01)	(0.01)	(0.02)
Dividends declared per share	0.015	0.015	0.015	0.0125	0.0125	0.0125	0.0125	0.012

Statement of Financial Position
Total assets	164,348,738	162,969,229	142,811,711	123,396,632	123,410,101	62,586,700	51,006,879	51,381,324
Working capital(1)	25,576,206	28,324,705	14,718,348	7,208,139	11,703,974	10,483,136	9,653,494	9,234,339
Total non-current liabilities	6,134,185	5,936,835	5,527,761	12,176,733	17,261,120	17,122,801	5,373,490	5,426,450

Statement of Cash Flows
Cash flows from operating activities	3,184,590	4,698,561	15,212,750	6,186,136	1,758,787	1,756,729	1,038,814	125,398

Notes:

(1)	Working capital equals current assets less current liabilities.

17

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Three Months Ended September 30, 2026 compared to the Other Quarters Presented

Royalty Revenue

The Wonmunna royalty performed consistently throughout 2024. However, Wonmunna revenue in 2025 was influenced by fluctuations in iron ore demand and pricing globally, along with declining quarterly production levels and operating costs at the underlying project. In Q1 2026, Mineral Resources announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek. Mineral Resources completed exploration drilling at Wonmunna during 2025 and retains the tenements as part of its Pilbara Hub. Wonmunna royalty revenue continued to decline throughout the first three quarters of 2026, as Mineral Resources sold low volumes of stockpiled Wonmunna ore.

Quarter-over-quarter royalty revenue throughout 2024 at Janet Ivy was relatively consistent, driven by the Binduli North heap leach expansion project that was completed in early 2023. In 2025, royalty revenue grew approximately 43% over 2024 results. In 2026, royalty revenue at Janet Ivy in the first two quarters dipped back to 2024 levels before seeing an increase in the latest quarter. The 2026 year-to-date has been lower than in 2025, as a result of lower tonnes of ore mined at the project.

In Q4 2024, inaugural royalty revenue was received from the Myhree and Castle Hill gold projects. Through the end of 2025, quarter-over-quarter revenue at both gold projects grew steadily, driven by the continued ramp up of production at each mine. The Castle Hill A$40/oz gold royalty reached its cap in Q4 2025. In January 2026, Black Cat advised that mining at Myhree/Boundary open pits was completed. Vox management expects that processing of open pit ore from Myhree/Boundary and associated sales of royalty-linked gold will be concluded by the end of 2026, with future revenue potential from the Myhree underground project.

In Q2 2025, the Company acquired a royalty over the producing Kanmantoo copper-gold project, immediately generating royalty revenue commencing May 15, 2025. Royalty revenue has grown steadily since the acquisition, with Q3 2026 royalty revenue of $1,260,000 being the highest achieved quarter to date, as Hillgrove reached its targeted 1.8Mtpa processing run rate at Kanmantoo in June 2026.

No 2026 royalty revenue was received from the producing Federation Royalty due to the asset divestment in June 2026 for $5,620,317 (A$8,030,000) in cash. The divestment of this royalty asset resulted in a gain on disposition, equalling the proceeds received less original cost to purchase the asset.

Net Precious Metal Income

The Company acquired the PMPAs on September 26, 2025. The following chart summarizes the quarter-over-quarter activity:

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025

Net precious metal income	4,110,034	4,579,174	13,867,516	4,437,939	143,390
Average net precious metal income per ounce	$95.71/oz	$83.26/oz	$179.41/oz	$93.72/oz	$48.52/oz
Gold ounces delivered	42,941oz	54,999oz	77,293oz	47,354oz	2,955oz

Gold ounces sold were lower than in Q2 2026, mainly due to lower deliveries from Greenstone and no deliveries from the i-80 Stream following its disposition in June 2026.

As discussed in the Outlook section, the Company receives a greater proportion of gold ounces delivered in the first half of the calendar year, primarily due to its first Greenstone agreement, which requires Equinox to deliver the first 58,500oz of gold produced from the Greenstone mine to Vox’s metals account.

Revaluation of Streams and Other Interests

The Company’s streams and other interests are measured at fair value, with revaluation gains recorded of $6,127,247 in Q4 2025, $16,532,974 in Q1 2026, $10,990,966 in Q2 2026 and $1,182,870 in Q3 2026.

•

The Q4 2025 and Q1 2026 gains primarily reflected the reforecasting of the estimated realized margin to be earned on the PMPAs for the remaining expected mine life. The estimated realized margin increased at each period end, being $85.44/oz at March 31, 2026, an increase from $65.36/oz at December 31, 2025, and an increase from $59.62/oz at the acquisition date.

•	The Q2 2026 gain was primarily a result of:
	o	Bonikro (Côte d’Ivoire) mine life extension: In June 2026, Allied Gold announced a mine life extension at Bonikro, with an updated production plan extending mine life to 2036 (previously 2029) and supporting average annual production in excess of 120koz, an approximately 400% increase in life-of-mine production relative to the 2023 technical report. The mine life extension resulted in an increase in fair value of this asset by $10,300,000;
	o	Los Filos (Mexico): In June 2026, Equinox announced it had secured 20-year land access agreements with all three communities at the Los Filos Gold Mine. Equinox has initiated activities to support a gradual restart of heap leach operations. With the agreements in place with the three communities, it now allows Equinox to commence a restart of the mine in the coming years, which as a result, increased the fair value of this asset by $3,935,000; and partially offset by
	o	Reforecasting of the estimated realized margin to be earned on the PMPAs for the remaining expected mine life decreased from $85.44/oz at March 31, 2026, to $74.74/oz at June 30, 2026;
•

The Q3 2026 gain is discussed below. See Three Months Ended September 30, 2026 compared to the Three Months Ended September 30, 2025 Section of this MD&A for the revaluation of streams and other interests discussion.

18

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Operating Expenses

Operating expenses from Q4 2024 through Q3 2025 were relatively consistent, ranging from approximately $1.5 million to $1.9 million per quarter. In Q4 2025, operating expenses increased primarily due to:

•	An increase in project evaluation expenditures for ongoing litigation matters. See Commitments and Contingencies section of this MD&A for litigation discussion.
•	An increase in general and administration costs.
•	Impairment charge of $764,016 during the period on the Company’s Brits vanadium royalty asset located in South Africa, which was acquired in 2020. This impairment is a result of the prior operator, Bushveld Minerals (subject to Business Rescue Plan), electing not to progress the Brits project and a subsequent operator (Sable Exploration and Mining Limited) relinquishing its prospecting right application in Q4 2025 following significant delays with the Department of Mineral Resources and Energy in South Africa.

In the first nine months of 2026, operating expenses increased primarily due to (i) project evaluation expenditures for ongoing litigation matters, (ii) share-based compensation following the 2026 grants of stock options and restricted share units, and (iii) general and administration costs related to increased fees incurred on corporate administration, professional fees, and salaries and director fees, partially offset in Q2 2026 by the sale of the Federation Royalty and i-80 Stream.

Nine Months Ended September 30, 2026 compared to the Nine Months Ended September 30, 2025

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “period” or “9M2026” refers to the nine-month period ended September 30, 2026 and the “comparable period” or “9M2025” refers to the nine-month period ended September 30, 2025.

Royalty Revenue

Royalty revenue 9M2026 was $5,515,640 compared to royalty revenue of $9,117,589 in the comparable period. The change in royalty revenue was driven by:

•	Kanmantoo copper-gold royalty: $3,235,000 in royalty revenue for the period compared to $935,000 in 9M2025. The Kanmantoo royalty was acquired on May 15, 2025. In 2026, quarterly revenues from the Kanmantoo royalty have steadily grown quarter-over-quarter, supported by copper production increasing over the year along with Hillgrove reporting record quarterly copper production at Kanmantoo in 2026.
•	Bulong-Myhree gold royalty: $290,000 in royalty revenue in 9M2026 compared to $610,000 in the comparable period. In January 2026, Black Cat advised that mining at Myhree/Boundary open pits was completed. Vox management expects that the Myhree underground resource will be developed by Black Cat in the coming years-.
•	Castle Hill gold royalty: $1,245,000 in royalty revenue in the comparable period. In Q4 2025, the Castle Hill A$40/oz royalty reached its royalty cap.
•	Janet Ivy gold royalty: $1,065,000 in royalty revenue in 9M2026 compared to $1,395,000 in the comparable period, reflecting lower tonnes of ore mined at the project in the current period.
•	Wonmunna iron ore royalty: $835,000 in royalty revenue in 9M2026 compared to $4,655,000 in the comparable period. In Q1 2026, Mineral Resources announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek. Vox management expects that Mineral Resources will continue to blend and sell low volumes of stockpiled Wonmunna ore over the course of 2026.

Net Precious Metal Income

The Company acquired the PMPAs on September 26, 2025. During the 9M2026, the Company sold 175,233oz of gold and realized net precious metal income of $22,556,724. The Company realized average net precious metal income of $128.72/oz for the period. Net precious metal income of $143,390 was recognized in the comparable period related to deliveries received between September 26 and September 30, 2025, totalling 2,955oz of gold at a realized average net precious metal income amount of $48.52/oz.

Operating Income (Expenses)

Operating expenses for the period were $3,514,786 compared to $5,262,436 in the comparable period. The decrease in account expenditures was primarily related to the following:

•	Realized gain on (i) disposition of Federation Royalty for $5,189,144, and (ii) disposition of i-80 Stream for $2,190,437. See Highlights and Key Accomplishments section of this MD&A for details.
•	Increase in corporate administration expenditures of $289,678.
•	Increase in salaries and benefits and director fees of $310,906.
•	Increase in professional fees expenditures during the period of $450,863.
•	Increase in project evaluation expenditures of $1,060,644. See Commitments and Contingencies section of this MD&A for litigation matters, which are reflected in this expense category.
•	Increase in share-based compensation expense of $3,519,682.

19

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Other Income and Expenses

Other income for the period was $29,470,869 compared to an expense of $185,842 in the comparable period. The increase in income was primarily related to:

•	A revaluation gain on the PMPAs during the period of $28,706,810. The revaluation gain main drivers for the change was a result of:
o

Reforecasting of the estimated realized margin to be earned on the PMPAs portfolio for the remaining expected mine life. The estimated realized margin increased from $65.36/oz at December 31, 2025, to $74.81/oz at period end, which resulted in an increase in fair value of $9,000,000.

o

Bonikro (Côte d’Ivoire) mine life extension: In June 2026, Allied Gold announced a mine life extension at Bonikro, with an updated production plan extending mine life to 2036 (previously 2029) and supporting average annual production in excess of 120,000 ounces, an approximately 400% increase in life-of-mine production relative to the 2023 technical report. The mine life extension results in an additional fair value adjustment of $14,000,000.

o

Los Filos (Mexico): In the prior year no value was recorded for this asset. As per June 2026, Equinox announced it had secured 20-year land access agreements with all three communities at the Los Filos Gold Mine. Equinox has initiated activities to support a gradual restart of heap leach operations. With the agreements in place with the three communities, it now allows Equinox to commence a restart of the mine in the coming years. Furthermore, in August 2026, Equinox’s board approved resuming operations through heap leaching, including $35 million to $40 million committed to restart activities, including environmental remediation, permitting and rehiring of the workforce. As a result of these developments, management has recorded a fair value as of September 30, 2026 of $7,700,000. The main inputs for this include:

		■	Annual production rate of 70,000oz, being 50% of the operator’s heap leach restart plan, with production assumed from mid-2027 through 2036. A 10% (decrease) increase in production rate, resulting in 45% or 55%, would have (decreased) increased the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $1,540,000 (before considering the probability of completing a restart assumption noted below).
		■	Probability of completing the restart of 50%. A 10% (decrease) increase in the probability rate, resulting in 45% or 55%, would have (decreased) increased the revaluation of streams and other interests, along with net income and other comprehensive income, by approximately $770,000.
	■	Partially offset by:
		■	Sugar Zone (Canada) revised life-of-mine plan: During the period, Vault Minerals published an updated Scheme Booklet as part of the proposed acquisition by Genesis Minerals. With the updated mineral reserves disclosed by Vault Minerals, along with improved share of doré, this resulted in a decreased fair value adjustment of $900,000.
		■	Discount rate: An increase in the discount rate applied to the portfolio, which increased from 8.0% at December 31, 2025 to 8.42% at period end, which has decreased the fair value of the assets by $1,100,000.
•	An amendment fee earned of $1,000,000 from Equinox. See Portfolio Updates section of this MD&A for details.
•	A decrease in interest and finance expenses of $127,977 over the comparable period, which is primarily a result of the repayment of the Facility in January 2026.

Income Tax Expense

During the period, the Company recorded an increase in cumulative tax expense of $503,414, broken down as follows:

•	A decrease in current income tax expense of $19,368 compared to the comparable period.
•	An increase in deferred tax expense of $522,782 compared to the comparable period.

The cumulative increase in income tax expense is primarily a result of the disposition of the Federation Royalty, which was taxed at the Australian tax rate of 30%, partially offset by lower taxable income from certain Australian producing royalty assets that have a $nil tax basis.

Income tax expense pertains to the Company’s Australian subsidiary. Income received from the Company’s PMPAs, acquired by Vox Royalty Cayman SEZC (“Vox Cayman”), is not subject to income taxes in the Cayman Islands, and the Company’s Canadian and US subsidiaries have cumulative tax losses.

Net Income (Loss)

The net income for 9M2026 was $43,675,822 compared to a loss of $585,424 in the comparable period. On a per share basis, the basic and diluted income per share was $0.63 and $0.61, respectively, in 9M2026, compared to a basic and diluted loss per share of $0.01 per share in the comparable period. The net income (loss) during each period is from the results of operations discussed above.

Three Months Ended September 30, 2026 compared to the Three Months Ended September 30, 2025

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q3 2026” refers to the three-month period ended September 30, 2026 and the “comparable quarter” or “Q3 2025” refers to the three-month period ended September 30, 2025.

20

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Royalty Revenue

Royalty revenue during Q3 2026 was $1,771,762 compared to royalty revenue of $3,672,250 in the comparable quarter. The change in royalty revenue was driven by:

•	Kanmantoo copper-gold royalty: $1,260,000 in royalty revenue for the quarter compared to $580,000 in Q3 2025, reflecting higher copper production throughout 2026, as Hillgrove reached its targeted 1.8Mtpa processing run rate at Kanmantoo in June 2026.
•	Wonmunna iron ore royalty: $115,000 in royalty revenue in Q3 2026 compared to $1,615,000 in the comparable quarter. In Q1 2026, Mineral Resources announced first ore on ship from its Lamb Creek project, which is replacing Wonmunna as the primary mine feed within its Pilbara Hub. Mineral Resources has advised that mining at Wonmunna has wound down with its workforce transitioning to Lamb Creek.
•	Bulong-Myhree gold royalty: In January 2026, Black Cat advised that mining at Myhree/Boundary open pits was completed. Vox management expects that the Myhree underground resource will be developed by Black Cat in the coming years.
•	Castle Hill gold royalty: In Q4 2025, the Castle Hill A$40/oz royalty reached its royalty cap.

Net Precious Metal Income

The Company acquired the PMPAs on September 26, 2025. During the quarter, the Company sold 42,941oz of gold and realized net precious metal income of $4,110,034. The Company realized average net precious metal income of $95.71/oz for the quarter. Net precious metal income of $143,390 in the comparable quarter related to deliveries received between September 26 and September 30, 2025, totalling 2,955oz of gold at a realized average net precious metal income amount of $48.52/oz.

Operating Expenses

Operating expenses for the quarter was $2,575,920 compared to $1,546,209 in the comparable quarter. The increase in expenditures was primarily related to the following:

•	Increase in share-based compensation expense of $668,983.
•	Increase in salaries and benefits and director fees of $86,855.
•	Increase in professional fees expenditures during the quarter of $167,657.
•	Increase in corporate administration expenditures of $82,074.
•	Increase in project evaluation expenditures of $24,090. See Commitments and Contingencies section of this MD&A for litigation matters, which are reflected in this expense category.

Other Income and Expenses

Other income for the quarter was $1,177,796 compared to an expense of $191,831 in the comparable quarter. The increase in income was primarily related to

•	A revaluation gain on the PMPAs during the quarter of $1,182,870. The revaluation gain is primarily a result of:
	■	Los Filos (Mexico): Management increased the probability of completing the restart of the Los Filos heap leach operations from 25% to 50%, which increased the fair value of this asset by approximately $3,900,000. The increase follows Equinox’s board approval in August 2026 to resume operations through heap leaching, including $35 million to $40 million committed to restart activities, including environmental remediation, permitting and rehiring of the workforce. The restart case assumptions (70,000oz per annum from mid-2027 through 2036) were unchanged.
	■	Revisions in production volume estimates at the following two assets: i) Bonikro (Côte d’Ivoire), and ii) Greenstone (Canada), resulted in an increase in fair value of $1,200,000.
	■	Sugar Zone (Canada) revised life-of-mine plan: During the period, Vault Minerals published an updated Scheme Booklet as part of the proposed acquisition by Genesis Minerals. With the updated mineral reserves disclosed by Vault Minerals, along with improved share of doré, this resulted in a decreased fair value adjustment of $1,100,000.
	■	Discount rate: A discount rate of 8.42% applied at quarter end compared to 7.54% at the end of Q2 2026, which decreased the fair value of the portfolio by $2,600,000.
	■	Other minor net impacts resulted in a decrease in fair value of $200,000.
•		A decrease in interest and finance expenses of $113,137 over the comparable quarter, which is primarily a result of the repayment of the Facility in January 2026.

Income Tax Expense

During the quarter, the Company recorded:

•	A decrease in current income tax expense of $368,401 compared to the comparable quarter.
•	An increase in deferred tax expense of $59,031 compared to the comparable quarter.

The decrease in income tax expense is primarily a result of lower taxable income in the Company’s Australian subsidiary, mainly from certain Australian producing royalty assets with lower production during the period, that have a $nil tax basis and are taxed at the Australian tax rate of 30%.

Income tax expense pertains to the Company’s Australian subsidiary. Income received from the Company’s PMPAs, acquired by Vox Cayman, is not subject to income taxes in the Cayman Islands, and the Company’s Canadian and US subsidiaries have cumulative tax losses.

21

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Net Income (Loss)

The net income for Q3 2026 was $2,151,978 compared to $161,673 in the comparable quarter. On a per share basis, the basic and diluted income per share was $0.03 and $0.03, respectively, in Q3 2026, compared to a basic and diluted income per share of $0.00 in the comparable quarter. The net income (loss) during each period is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at September 30, 2026 comprised current assets of $28,922,353, including cash of $27,165,779. Set against current liabilities of $3,346,147, the Company has net working capital of $25,576,206. This compares to current assets of $11,380,951 and net working capital of $7,208,139 as at December 31, 2025. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at September 30, 2026, the Company had $40 million available for borrowing under its Facility (excluding the $35 million available under the Accordion), which amount is subject to certain financial and restrictive covenants (see Credit Facility section of this MD&A). Subsequent to period end, on October 1, 2026, the Company entered into an amended and restated bank credit facility agreement as part of the Company’s existing Facility, which has been upsized to $100 million with an additional $50 million of availability subject to certain conditions, resulting in total potential funding under the Amended Facility of $150 million. As of the date of this MD&A, the Amended Facility remains undrawn.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in 9M2026 were $23,095,901 compared to $4,554,330 in 9M2025. The increase in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $17,399,882, which is primarily related to net precious metal income from the PMPAs acquired on September 26, 2025 and the results of operations discussed above.
•	A decrease in accounts receivable at September 30, 2026 compared to December 31, 2025 of $1,586,941 compared to an increase in accounts receivable in the comparative period of $1,373,075. The decrease in accounts receivable in the current period is a result of royalty revenue declining to $1,771,762 in Q3 2026 from $2,923,436 in Q4 2025. Other than the Kanmantoo and Plutonic East royalties, which are paid monthly, all other royalties are paid quarterly, typically within 45 days of quarter end.
•	A decrease in prepaid expenses at September 30, 2026 compared to December 31, 2025 of $214,511 compared to a decrease in prepaid expenses in the comparative period of $83,610.
•	A decrease in accounts payable at September 30, 2026 compared to December 31, 2025 of $568,499 compared to an increase in accounts payable in the comparative period of $302,499.
•	A decrease in current income taxes payable at September 30, 2026 compared to December 31, 2025 of $580,572 compared to an increase in current income taxes payable of $497,658 in the comparative period. Income tax instalments paid by the Company’s Australian subsidiary during the period exceeded its current income tax expense, primarily related to the sale of the Federation Royalty, resulting in an income tax receivable of $261,647 at September 30, 2026.

Cash flows earned from operations in Q3 2026 were $3,184,590 compared to $1,758,787 in Q3 2025. The increase in cash flows from operations during the quarter is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $2,147,354, which is primarily related to the results of operations discussed above.
•	An increase in accounts receivable at September 30, 2026 compared to June 30, 2026 of $33,285 compared to an increase in accounts receivable in the comparative quarter of $1,304,103.
•	A decrease in prepaid expenses at September 30, 2026 compared to June 30, 2026 of $95,001 compared to a decrease in prepaid expenses in the comparative quarter of $86,283.
•	A decrease in accounts payable at September 30, 2026 compared to June 30, 2026 of $325,957 compared to an increase in accounts payable in the comparative quarter of $510,431.
•	A decrease in current income taxes payable at September 30, 2026 compared to June 30, 2026 of $1,050,349 compared to an increase in current income taxes payable of $114,350 in the comparative quarter. The decrease in the current quarter is primarily a result of the Q3 2026 income tax instalment made to the Australian Tax Office related to the sale of the Federation Royalty, paid by the Company’s Australian subsidiary.

Cash Flows From (Used In) Investing Activities

Cash flows from investing activities for 9M2026 were $4,040,796 compared to cash flows used of $70,290,997 in 9M2025. The change in both periods was primarily related to:

•	Disposition of the Federation Royalty, i-80 Stream and subsequent sale of the i-80 Gold common shares in Q2 2026, generating cash proceeds of $10,561,586.
•	Royalty acquisitions of $6,520,790 during the period, including in Q1, the Australian Portfolio, and in Q3, the White Dam Royalty, the Kalman Royalty and the Sylvania Royalty, together with related transaction costs. See Asset Acquisitions and Amendments section for further details on the royalties acquired during the period.
•	In the comparable period, royalty acquisitions of $14,360,349 along with $55,930,648 of PMPAs were purchased, including in Q2, the Kanmantoo royalty, and in Q3 2025, the Wyloo North, Dandoko and St Ives royalties, and the PMPAs, together with transaction costs.

22

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Cash flows used in investing activities for Q3 2026 were $6,096,120 compared to $58,585,940 in Q3 2025. The activity in both quarters was primarily related to:

•	Acquisition of the White Dam Royalty, the Kalman Royalty and the Sylvania Royalty, together with related transaction costs. See Asset Acquisitions and Amendments section for further details on the royalties acquired during the period.
•	In the comparable quarter, the Company acquired the Wyloo North, Dandoko and St Ives royalties, along with the PMPAs, together with transaction costs.

Cash Flows From (Used In) Financing Activities

Cash flows used in financing activities for 9M2026 were $8,023,075 compared to funds received of $69,160,406 in the comparable period. The change in both periods was primarily related to:

•	Repayment of $6,700,000 then outstanding under the Facility in January 2026, compared to net drawdowns of $11,700,000 under the Facility in the comparable period.
•	Net proceeds of $59,847,909 from the share issuance completed in September 2025. Share issue costs of $247,098 related to the share issuance were paid in the current period.
•	Dividends paid to shareholders of $2,909,467 during the period compared to $1,861,935 in the comparable period.
•	Proceeds received from the exercise of stock options of $2,135,204 during the period.
•	Interest and transaction costs paid on the Facility of $301,714 during the period compared to $525,568 in the comparable period.

Cash flows used in financing activities for Q3 2026 were $1,042,908 compared to funds received of $58,808,618 in the comparable quarter. The change in both quarters was primarily related to:

•	Net proceeds of $59,850,150 from the share issuance completed in the comparable quarter.
•	Dividends paid to shareholders of $1,033,153 during the quarter compared to $628,756 in the comparable quarter.
•	Interest and transaction costs paid on the Facility of $83,127 during the quarter compared to $412,776 in the comparable quarter.
•	Proceeds received from the exercise of stock options of $73,642 during the quarter compared to $nil in the comparable quarter.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind other than the common shares of Lipari issued to the Company on February 25, 2026, in connection with a debt settlement agreement relating to unpaid royalties by Lipari pertaining to the Braúna mine in the amount of $44,405. During the first half of the year, the carrying value of the investment was written off as Lipari has been subject to a cease trade order since early April 2026. As of the date of this MD&A, the Company holds 431,307 Lipari shares.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration, project evaluation costs, interest and charges related to the Facility and anticipated capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties, streams and other interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, streams or other interests, Vox may seek additional debt, including further use of the Amended Facility, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at September 30, 2026, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or has been involved with during the period ended September 30, 2026, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Red Hill

In June 2025, Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant, being the previous royalty owner of the royalty, breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

23

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company is taking all appropriate steps to defend the action. It is difficult to predict whether the matter will be resolved before or after a trial or the timing of such resolution or trial. If the matter proceeds to trial, a final binding decision may take a number of years to be delivered. As of the date of this MD&A, the proceeding is ongoing.

Titan

SilverStream SEZC filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream sought to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. On April 24, 2025, SilverStream assigned its interests in the royalties and legal proceeding to Vox Australia in order to permit SilverStream to complete an organizational restructure, and SilverStream has since been liquidated. As at the date of this MD&A, Vox Australia, as assignee, continues to pursue its rights, and the proceeding is ongoing.

Eagle

Vox Cayman holds the purchaser’s interest in a PMPA agreement dated April 13, 2018 (the “Victoria PMPA Agreement”) between Victoria Gold, as seller, Stratagold Corporation, Victoria Resources (US) Inc., Gateway Gold Corp. and Gateway Gold (USA) Corp., as guarantors, and Vox Cayman, as assignee purchaser.

Since June 2024, Victoria Gold has failed to sell and deliver any refined gold under the Victoria PMPA Agreement, in breach of sections 2.1 and 2.3 of that agreement. On August 14, 2024, the Ontario Superior Court of Justice (Commercial List) appointed PwC as receiver of the assets of Victoria Gold, including Eagle, and granted a stay of proceedings against Victoria Gold. On October 22, 2026, PwC, in its capacity as receiver, announced that it had entered into a subscription agreement with Boroo Pte. Ltd. and Gatsuurt Mining Inc. for the acquisition of Victoria Gold, to be implemented by way of an approval and reverse vesting order, for which PwC intends to seek Court approval in early December 2026. Vox Cayman intends to take all appropriate steps to protect its rights under the Victoria PMPA Agreement.

In order to preserve its rights, and given the stay of proceedings in favour of Victoria Gold, on June 23, 2026, Vox Cayman commenced an action in the Ontario Superior Court of Justice at Toronto against Gateway Gold Corp. and Gateway Gold (USA) Corp., two of the guarantors under the Victoria PMPA Agreement, which are currently affiliated with Lahontan Gold Corp. Vox Cayman claims (a) damages of $20 million or such amount as is proven at trial and (b) in addition or in the alternative, liquidated damages of $11,220,084, being the Early Termination Amount, together with pre- and post-judgment interest and costs.

As of the date of this MD&A, the proceeding is ongoing.

Commitments

The St Ives royalty is effectively a 1.04% GRR. The royalty is a 3.0% GRR, but the transaction also includes an obligation for Vox Australia to pay a 1.96% GRR royalty to a third party.

Contingencies

The Company or affiliates of the Company are responsible for making the following certain milestone payments in connection with asset acquisitions, which become payable on certain revenue or cumulative production thresholds being achieved.

Royalty	$
Stockman(1)(2)	7,000,000
Limpopo(1)(3)	6,273,000
Dandoko(4)	2,500,000
Bullabulling(5)	700,000
Koolyanobbing(6)	350,000
El Molino(7)	450,000
Uley(1)(8)	154,000
Other(9)	158,000

17,585,000

(1) The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.

(2) Milestone payment due upon two consecutive quarters where royalty revenue from the royalty interest is paid in respect of a quarterly processing throughput rate of equal to or greater than 150,000 tonnes.

(3) Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4) The milestone payments must be settled in cash. Milestone payments include: (i) $1,250,000 upon first royalty receipts; and (ii) $1,250,000 on receipt of payment of 500Koz production from the royalty area.

(5) The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election. Milestone payments include: (i) A$500,000 upon the operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6) Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.

(7) Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

(8) Milestone payment due upon commencement of commercial production.

(9) Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

24

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and nine months ended September 30, 2026 and 2025.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, former EVP – Australia (up to April 30, 2025), and the Board of Directors.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2026 and 2025 are as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
	$	$	$	$
Short-term employee benefits	550,315	468,386	1,675,491	1,520,657
Share-based compensation	921,842	303,717	4,697,567	1,441,041

	1,472,157	772,103	6,373,058	2,961,698

New Accounting Standards and Interpretations

Amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

Effective January 1, 2026, the Company adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities, introduce a new exception for certain financial liabilities settled through an electronic payment system prior to the settlement date and update the disclosures required for equity instruments designated at fair value through other comprehensive income. The Company elected to apply the option to derecognize financial liabilities settled in cash using an electronic payment system, before the settlement date when the related payment instruction cannot be withdrawn, stopped or cancelled, the Company no longer has access to the cash designated for settlement and the related settlement risk is insignificant. These amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 introduces new categories and defined subtotals in the statement of profit or loss, new disclosures on management-defined performance measures (“MPMs”) and enhanced requirements to improve the aggregation and disaggregation of information in the financial statements. Under IFRS 18, the statement of profit or loss is divided into three categories: operating, investing, and financing. Concurrent amendments to IAS 7, Statement of Cash Flows, align with these new subtotals so the cash flow statement will now begin with the IFRS 18-specified subtotal of operating profit rather than net earnings.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The adoption of IFRS 18 is expected to change the presentation and structure of the Company’s primary financial statements but is not expected to have an impact on the measurement of net earnings or cash flows.

IFRS 18 will require additional note disclosures such as for MPMs where certain non-IFRS performance measures, representing subtotals of income and expenses, are used in public communications. Management is monitoring pronouncements from both the IASB and the regulators. The Company is continuing to evaluate the detailed impact of IFRS 18 on the Company’s financial statement presentation, disclosures, and internal controls.

25

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at September 30, 2026 and November 11, 2026, the issued and outstanding securities were as follows:

	November 11, 2026	September 30, 2026
	#	#
Common shares issued and outstanding	69,521,814	69,519,784
Stock options	2,894,113	2,894,113
Restricted share units	1,989,462	1,989,462

Fully diluted common shares	74,405,389	74,403,359

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2025 audited consolidated financial statements. There have been no material changes to the policies during the nine months ended September 30, 2026.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2026, and the year ended December 31, 2025.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high-quality financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s Facility, anticipated cash flows from operations and holding of cash. As at September 30, 2026, the Company had cash of $27,165,779 (December 31, 2025 - $8,084,572) and working capital (current assets less current liabilities) of $25,576,206 (December 31, 2025 - $7,208,139).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash, accounts receivable, accounts payable and accrued liabilities, and income taxes receivable (payable) denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at September 30, 2026, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income for the three and nine months ended September 30, 2026 by $154,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended September 30, 2026, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income and other comprehensive income by approximately $300,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices, along with the volatility of the market prices, of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

26

Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes receivable (payable) on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2026, and December 31, 2025, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at September 30, 2026 of $79,513,487 which are estimated using Level 3 inputs. See Note 6 and Note 20 of the consolidated financial statements for the changes in fair value measurements of streams and other interests classified as Level 3 as at September 30, 2026. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at September 30, 2026, the capital structure of the Company consists of $154,868,406 (December 31, 2025 - $107,047,087) of total equity, comprising of share capital, equity reserves, and retained earnings.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2025. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2025.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

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Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS Accounting Standards;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Financial Measures

Royalty and net precious metal receipts

Royalty revenue and net precious metal receipts is a non-GAAP financial measure. Net precious metal income related to Vox’s PMPA agreements is not IFRS 15 revenue and therefore would not be combined with royalty revenue under IFRS Accounting Standards. Income from net precious metal receipts represents the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions. Management uses the royalty revenue and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as royalty revenue, investors may use the royalty revenue and net precious metal receipts to evaluate the results of the underlying business. Management believes that the royalty revenue and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Royalty revenue and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Royalty revenue	1,771,762	3,672,250	5,515,640	9,117,589
Net precious metal income	4,110,034	143,390	22,556,724	143,390

Royalty revenue and net precious metal receipts	5,881,796	3,815,640	28,072,364	9,260,979

Average net precious metal income per ounce

Average net precious metal income per ounce is a non-GAAP financial metric, which is defined as net precious metal income related to Vox’s PMPA agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, divided by the number of gold ounces sold during the period. Management uses the non-GAAP financial metric of average net precious metal income per ounce to evaluate the underlying operating performance of the Company for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use average net precious metal income per ounce to evaluate the results of the underlying business. Management believes that average net precious metal income per ounce is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Average net precious metal income per ounce is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net precious metal income	$4,110,034	$143,390	$22,556,724	$143,390
Gold ounces sold during the period	42,941	2,955	175,233	2,955

Average net precious metal income per ounce	$95.71/oz	$48.52/oz	$128.72/oz	$48.52/oz

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Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and net income per share:

•	income tax expense;
•	interest and finance expenses;
•	depletion on royalties and depreciation-like charges;
•	amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses; and
•	revaluation of streams and other interests.

Management believes that adjusted EBITDA and adjusted EBITDA per share are valuable indicators of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA and adjusted EBITDA per share are also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, interest and finance costs, depletion on royalties and depreciation-like charges, and amortization, adjusted EBITDA and adjusted EBITDA per share also remove the effect of impairment charges, write-downs, and reversals, including expected credit losses, and revaluation of streams and other interests. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA and adjusted EBITDA per share are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA and adjusted EBITDA per share are not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA and adjusted EBITDA per share differently. The following table reconciles adjusted EBITDA and adjusted EBITDA per share to net income and net income per share, the most directly comparable IFRS Accounting Standards measure.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss)	2,151,978	161,673	43,675,822	(585,424)
Income tax expense	159,806	469,176	1,651,434	1,148,020
Interest and finance expenses	103,093	216,230	356,205	484,182
Depletion on royalties and depreciation-like charges	2,171,888	1,446,751	8,701,191	3,250,105
Amortization	45,937	45,885	137,813	137,655
Revaluation of streams and other interests	(1,182,870)	-	(28,706,810)	-

Adjusted EBITDA	3,449,832	2,339,715	25,815,655	4,434,538

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss) per share	0.03	0.00	0.63	(0.01)
Income tax expense	0.00	0.01	0.02	0.02
Interest and finance expenses	0.00	0.00	0.01	0.01
Depletion on royalties and depreciation-like charges	0.03	0.03	0.13	0.06
Amortization	0.00	0.00	0.00	0.00
Revaluation of streams and other interests	(0.02)	0.00	(0.42)	0.00

Adjusted EBITDA per share	0.04	0.04	0.37	0.08

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Vox Royalty Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2026

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties, streams and other interests and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; risks relating to global financial conditions, including tariffs and international trade disputes impacting the markets connected to the business of the Company; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-oriented information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams or other interests which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM FIMMM QMR RSci, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

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